EXHIBIT (4)(b)

FORM OF ENDORSEMENT (DWS FUND FACILITATION FEE)

Home Office located at: 440 Mamaroneck Avenue, Harrison, New York 10528 Adm. Office located at: 4333 Edgewood Road N.E. Cedar Rapids, Iowa 52499 (319) 355-8511
A Stock Company (Hereafter called the Company, we, our or us)

AMENDATORY ENDORSEMENT

This Amendatory Endorsement is attached to and part of your policy.

Fund Facilitation Fee
DWS Alternative Asset Allocation Plus VIP	0.19%
DWS Capital Growth VIP	0.19%
DWS Dreman Small Mid Cap Value VIP	0.19%
DWS Global Opportunities VIP	0.19%
DWS Government & Agency Securities VIP	0.19%
DWS High Income VIP	0.19%
DWS Large Cap Value VIP	0.19%
DWS Money Market VIP	0.19%
DWS Small Mid Cap Growth VIP	0.19%
DWS Strategic Income VIP	0.19%

If any of the above Subaccounts are elected, a Fund Facilitation Fee would be charged in addition to any policy fees and charges, and will be used in the calculation of the net investment factor as described in the Accumulation Units provision of the policy. The Fund Facilitation Fee will only be charged when money is allocated to one of the above Subaccounts and is guaranteed not to change during the life of the policy. The Fund Facilitation Fee is an annualized percentage taken from the daily net asset values of a fund share held in that Subaccount.

This endorsement takes effect and expires concurrently with the policy to which it is attached and is subject to all the terms and conditions of the policy not inconsistent herewith.

Signed for us at our home office.

SECRETARY	PRESIDENT

AE 1288 0608 (NY) (DWS)